December 21, 2018

Neil E. de Crescenzo
President and Chief Executive Officer
Change Healthcare Inc.
3055 Lebanon Pike, Suite 1000
Nashville, Tennessee 37214

       Re: Change Healthcare Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 7, 2018
           CIK No. 0001756497

Dear Mr. de Crescenzo :

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       References to prior comments are to those in our letter dated November 21, 2018.

Amendment No. 1 to Form S-1 Draft Registration Statement filed December 7, 2018

Risk Factors
"We rely on vendors and other third parties including vendors outside the U.S...,", page 60

1. We note your response to prior comment 8. Please revise the discussion of your Amended and Restated Master Services Agreement with Wipro, LLC and Wipro Limited to disclose the size of the termination fee as of 9/30/18.
 Neil E. de Crescenzo
FirstName LastNameNeil E. de Crescenzo
Change Healthcare Inc.
Comapany21, 2018
December NameChange Healthcare Inc.
December 21, 2018 Page 2
Page 2
FirstName LastName
"If Change Healthcare Inc. were deemed an "investment company" under the Investment
Company Act of 1940...,", page 73

2. You state that your interests in the Joint Venture are not securities under the test set forth in S.E.C. v. W. J. Howey Co. Please provide support for this assertion. In your analysis, consider Section 2(a)(36) and Section 3(a)(2) of the 1940 Act.
3. You further state that even if your interests in the Joint Venture were deemed to be securities, they would not be investment securities for purposes of
Section 3(a)(2) of the
         1940 Act because the Joint Venture should be deemed to be a majority owned subsidiary of Change Healthcare Inc. as defined in Section 2(a)(24) of the 1940 Act. Please provide an analysis that supports your conclusion, applying the terms of Sections 2(a)(24),
         2(a)(42) and 3(a)(2) of the 1940 Act to the facts of the proposed structure.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Six Months Ended September 30, 2018 Compared to Six Months Ended September 30, 2017
Technology-enabled Services, page 130

4. Technology-enabled Services revenue decreased $25.5 million for the six months ended
         September 30, 2018, compared with the same period in the prior year. You attribute the decrease in revenue to new sales and organic growth offset by customer attrition in the
         Joint Venture's physician revenue cycle management and communication and payment services solutions. Revise to expand disclosure of these offsetting amounts and discuss the causes for the attrition and any reasonably likely trends that may materially impact future revenues and results of operations.
General

5. The definition of the term "we" on page ii refers to the combined entity consisting of
         Change Healthcare, Inc. (the Registrant) together with Change Healthcare LLC (the Joint
         Venture) and its subsidiaries. However, in various parts of this filing you use the term
         "we" when referring solely to the Joint Venture, for example in the Management's
         Discussion and Analysis section beginning on page 115. Please revise to clarify references to impersonal pronouns and entities in a consistent manner throughout the filing.

Exhibit Index, page II-5

6. We note your response to prior comment 17. Notwithstanding the inclusion of the cautionary statements, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the registration statement not misleading.
 Neil E. de Crescenzo
Change Healthcare Inc.
December 21, 2018
Page 3

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig
Wilson, Senior Assistant Chief Accountant at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at
(202) 551-3735
with any other questions.



                                                          Sincerely,
FirstName LastNameNeil E. de Crescenzo
                                                          Division of
Corporation Finance
Comapany NameChange Healthcare Inc.
                                                          Office of Information
Technologies
December 21, 2018 Page 3                                  and Services
FirstName LastName